[Repros Therapeutics Inc. letterhead]
January 22, 2009
VIA FACSIMILE, FEDERAL EXPRESS AND EDGAR
Mr. Jim B. Rosenberg
Unites States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Repros Therapeutics Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 1-Q for the quarterly period ended September 30, 2008
File No. 1-15281
Dear Mr. Rosenberg:
          In response to your letter dated December 22, 2008, we have prepared the following responses to your comments based on your consideration of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”) and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.
Comments and Responses:
Form 10-K for the fiscal year ended December 31, 2007
Management’s Discussion and Analysis Critical Accounting Policies and Use of Estimates, page 29
1.	Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII —Industry Specific Issues -Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii. Please disclose the following information for each of your major research and development projects:
a.	The costs incurred during each period presented and to date on the project;

Mr. Jim B. Rosenberg
January 22, 2009

b.	The nature, timing and estimated costs of the efforts necessary to complete the project;

c.	The anticipated completion dates;

d.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

e.	The period in which material net cash inflows from significant projects are expected to commence.
Regarding a., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.
Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.
          We have considered the staff’s comments and we have reviewed the “Current Issues and Rulemaking Projects Quarterly Update” cited by the staff. To address the Staff’s comments, we have broken down our response to correspond to the clauses above.
          Comment 1.a. Our approach to disclosure of research and development expenditures historically has been to provide disclosure in Results of Operations for year-over-year increases or decreases in the aggregate amount of research and development expenses, and to discuss the most significant factors and programs contributing to the changes. For example, on page 31 of the 2007 Form 10-K, the Company discusses increased expenditures for research and development expenses generally, with some specific expenses highlighted for our Proellex and Androxal clinical development programs.
          In response to the Staff’s comment, we propose to include additional disclosure under the heading “—Research and Development Expenses” under “Results of Operations” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our future annual reports on Form 10-K and quarterly reports on Form 10-Q (commencing with our Annual Report on Form 10-K for the fiscal year ending December 31, 2008 (the “2008 Form 10-K”) describing our research and development expenses and presenting the expenses attributed to each project during the period covered by the report as well as for the comparable period in the prior year (the prior two fiscal years in the case of our Form 10-Ks). The disclosure of the costs incurred during each period presented and to date on the project would be presented substantially as set forth below. As it would appear in the 2008 Form 10-K, the revised

Mr. Jim B. Rosenberg
January 22, 2009

disclosure format would replace the existing paragraphs under the subheading “Research and Development Expenses” on page 31 of the 2007 Form 10-K.
          Comparison of Years Ended December 31, 2008 and 2007
     Research and Development Expenses. R&D expenses include contracted services relating to our clinical product development activities which include preclinical studies, clinical trials, regulatory affairs and bulk manufacturing scale-up activities and bulk active ingredient purchases for preclinical and clinical trials primarily relating to our two products in clinical development, which are Proellex and Androxal. Research and development expenses also include internal operating expenses relating to our general research and development activities. Our primary R&D expenses for 2008 and 2007 are shown in the following table (in thousands):

	December 31,	December 31,
	2008	2007	Change %
Proellex	$[TBD]	$[TBD]	[TBD]%
Androxal	[TBD]	[TBD]	[TBD]%
Payroll and benefits	[TBD]	[TBD]	[TBD]%
Operating and occupancy	[TBD]	[TBD]	[TBD]%

Total	$[TBD]	$[TBD]	[TBD]%

     To date through December 31, 2008 we have incurred approximately $[TBD] for the development of Proellex and approximately $[TBD] for the development of Androxal. We are currently developing Proellex for three indications which include a pre-surgical treatment of anemia due to excessive bleeding associated with uterine fibroids, a chronic treatment of symptoms associated with uterine fibroids and as a chronic treatment of symptoms associated with endometriosis. We are currently developing Androxal as a treatment for men with low testosterone that want to maintain or improve their fertility and sperm function. In addition, we are exploring the feasibility of developing Androxal as a treatment for Type 2 diabetes. Prior to 2008, we were developing Androxal as a treatment for men with low testosterone due to secondary hypogonadism.

Mr. Jim B. Rosenberg
January 22, 2009

     Proellex R&D expenses increased [TBD]% to $[TBD] million in 2008 as compared to $[TBD] million in 2007. The [increased/decreased] expenses for 2008 are primarily due to [an increase/a decrease] in [TBD, e.g. clinical and preclinical activities, manufacturing activities, etc.] of $[TBD], partially offset by [an increase/a decrease] in [TBD, e.g. clinical and preclinical activities, manufacturing activities, etc.] of $[TBD].
     Androxal R&D expenses increased [TBD]% to $[TBD] million in 2008 as compared to $[TBD] million in 2007. The [increased/decreased] expenses for 2008 are primarily due to [an increase/a decrease] in our [TBD, e.g. clinical and preclinical activities, manufacturing activities, etc.] of $[TBD], partially offset by [an increase/a decrease] in [TBD, e.g. clinical and preclinical activities, manufacturing activities, etc.] of $[TBD].
     Payroll and related benefits expenses [increased/decreased] [TBD]% to $[TBD] million in 2008 as compared to $[TBD] million in 2007 due to [TBD]. Operating and occupancy [increased/decreased] [TBD]% to $[TBD] million in 2008 as compared to $[TBD] million in 2007 due to [TBD].
          We also intend to add the same table presented above with similar explanations of costs for the Comparison of Years Ended December 31, 2007 and 2006.
          Comments 1.b., c. and e. As with most biotechnology companies with drug candidates in development, the path to marketing approval by the U.S. Food and Drug Administration, or the FDA, and comparable foreign agencies for each such candidate is long and uncertain. The regulatory process, both domestically and abroad, is a multi-year process with no certainty when and if a drug candidate will be approved for commercial use. The development path for a particular drug candidate typically includes a variety of clinical trials. While we have a general estimate of the timeframe for our clinical trials, the actual anticipated completion dates for each of our drug candidates are uncertain due to a wide variety of risks, including those described in the risk factors referenced in our response to Comment 1.d. below. The length of time for a clinical trial may vary substantially according to factors relating to the particular clinical trial, such as the type and intended use of the drug candidate, the clinical trial design and the ability to enroll suitable patients. For example, we have revised our original estimates for clinical trial completion and related New Drug Application, or NDA, dates on several occasions over the past two years based on data received from our clinical trials to date. In addition, it may be necessary to undertake additional unanticipated clinical trials during the development path.
          Similarly, we do not have a reasonable basis to predict when or if material net cash inflows from significant projects will occur. To date, we have not commercialized any of our drug candidates to any material extent and in fact may never do so.

Mr. Jim B. Rosenberg
January 22, 2009

          We respectfully propose that it would be misleading to investors to provide anything more than a general estimate of the timeframe for our clinical trials due to the large number of variables, including regulations of the FDA and other regulatory agencies and related patient data in clinical trials. In response to the Staff’s comments, however, we propose to add in our future reports language to the following effect:
     We currently do not have reliable estimates regarding the timing of our clinical trials. The length of time required to complete Phase 1, Phase 2 and Phase 3 clinical trials and long-term open label safety studies may vary substantially according to factors relating to the particular clinical trial, such as the type and intended use of the drug candidate, the clinical trial design and the ability to enroll suitable patients. Notwithstanding the uncertainty described above, we currently estimate completion of our Proellex project and the submission of a NDA on the following timeline:

Pre-surgical treatment of anemia due to uterine fibroids	Late 2009
Treatment of symptoms associated with uterine fibroids	Late 2010
Treatment of symptoms associated with endometriosis	Late 2010
     We are currently conducting a proof of principal Phase 2b clinical trial with Androxal to treat men with low testosterone that want to maintain or improve their fertility and sperm function. Once we complete this study we intend to meet with the FDA to better understand what requirements need to be met for approval of this indication. After we receive anticipated feedback from the FDA we will have more information to predict when a New Drug Application for this indication may potentially be filed. In addition, during November 2008, we received guidance from the FDA suggesting submission of a new IND to the Division of Metabolic and Endocrine Products, or DMEP, for the investigation of Androxal as a potential treatment for type 2 diabetes. We plan to submit a new IND for this indication to the DMEP as soon as practicable.
     Similarly, we do not have a reasonable basis to predict when or if material net cash inflows from the commercialization and sale of our drug candidates will occur. To date, we have not commercialized any of our drug candidates to any material extent and in fact may never do so. For a discussion of the risks and uncertainties associated with the timing and costs of completing the development of the Company’s drug candidates, see the section titled “Risk Factors.”
          Comment 1.d. As noted above, we do not believe it is possible to reliably determine completion dates for the development of each of our drug candidates. We believe that the risks and uncertainties with respect to development and the consequences to our operations, financial

Mr. Jim B. Rosenberg
January 22, 2009

position and liquidity are generally the same for each of our drug candidates. We believe that these risks and uncertainties are disclosed in the Company’s 2007 Form 10-K under:
•	“Item 1A. Risk Factors—Risks Relating to our Business— If we fail to obtain the capital necessary to fund our operations, we will have to delay, reduce or eliminate our research and development programs or commercialization efforts;” and

•	“Item 1A. Risk Factors—Risks Relating to our Business—Our product candidates are at an early clinical stage of development, and if we are not able to successfully develop and commercialize them, we may not generate sufficient revenues to continue our business operations;”

•	“Item 1A. Risk Factors—Risks Relating to our Business—Delays in the commencement of preclinical studies and clinical trials testing of our current and potential product candidates could result in increased costs to us and delay our ability to generate revenues;” and

•	“Item 1A. Risk Factors—Risks Relating to our Business—Delays in the completion of, or the termination of, clinical testing of our current and potential product candidates could result in increased costs to us, and could delay or prevent us from generating revenues.”
          In response to the Staff’s comment, we have included a cross-reference to “Risk Factors” in the proposed disclosure set forth above.
2.	Please tell us what consideration was given to disclosing accrued research and development expenses as a critical accounting policy particularly considering the significant increase in this accrual during 2008. It appears this policy is important to the portrayal of your financial condition and results of operations, and may require subjective or complex judgments. When considering revised proposed disclosure, please include greater insight into the quality and variability of how the estimate for preclinical study and clinical trial accruals is determined. Please address the following factors in your discussion:
•	How the company arrived at the estimate

•	How accurate the estimate/assumption has been in the past

•	How much the estimate/assumption is reasonably likely to change in the future

Mr. Jim B. Rosenberg
January 22, 2009

          Our accrual for Research and Development expenses has been as follows (in thousands):

	December 31,	December 31,	March 31,	June 30,	September 30,
	2006	2007	2008	2008	2008
R&D Accrual	$1,686	$954	$814	$2,160	$3,152
          The balance of our accrued R&D for the period ended September 30, 2008 represented 15 separate ongoing preclinical studies, clinical trials or clinical materials manufacturing agreements. Invoices are received from our vendors, usually Clinical Research Organizations (CROs), as they achieve agreed-upon billing milestones and for agreed upon monthly or quarterly timeframe payments, which is a standard practice in our industry. Since we do not receive invoices for all activities that occur during a reporting period, we are required to accrue an estimate of our liability for progress made towards the next billing.
          Below is a summary of the steps in this accrual process:
•	We hold teleconferences with our CROs on a weekly basis to discuss how much progress has been made. This allows us to know what progress has been completed relating to our clinical trials, as of the balance sheet date, toward the next billings on each open study or trial. In addition, we review all open purchase orders and communicate with our vendors, as necessary, to determine any additional accruals required as of the balance sheet date presented.

•	We receive written documents from our vendors, which information is utilized to determine the progress made and can usually be traced to an objective measure, such as the number of patients signed up for a study or the number of weeks that a patient has been receiving treatment.

•	We accrue a liability based upon the extent of progress reported by the vendor through the balance sheet date. For example if, at December 31, 2008, 25 patients have been recruited for a study and we have agreed to pay its CRO $200,000 for the recruitment of 100 patients for the study, then $50,000 (25/100 X $200,000) would be accrued at December 31, 2008.
          These estimates have generally been accurate and none have required a significant revision in a subsequent period. While there is some judgment involved in estimating the accrual, we believe that the accrual has fairly low complexity.
          We agree with the staff’s observation that the accrual has become more significant in the recent past, and a future change to an estimate could be material to future financial statements. Therefore, we propose to include the following critical accounting policy in our upcoming 2008 Form 10-K filing:

Mr. Jim B. Rosenberg
January 22, 2009

          Accrued Expenses
     We are required to estimate accrued expenses as part of our process of preparing financial statements. Examples of areas in which subjective judgments may be required include costs associated with services provided by contract organizations for clinical trials, preclinical development and manufacturing of clinical materials. We accrue for costs incurred as the services are being provided by monitoring the status of the trials or services provided and the invoices received from our external service providers. In the case of clinical trials, a portion of the estimated cost normally relates to the projected cost to treat a patient in our trials, and we recognize this cost over the estimated term of the study based on the number of patients enrolled in the trial on an ongoing basis, beginning with patient enrollment. As actual costs become known to us, we adjust our accruals. To date, our estimates have not differed significantly from the actual costs incurred. However, we are expanding the level of our clinical trials and related services. As a result, we anticipate that our estimated accruals for clinical services will be more material to our operations in future periods. Subsequent changes in estimates may result in a material change in our accruals, which could also materially affect our balance sheet and results of operations.
Form 10-Q for the Quarter Ended September 30, 2008
Consolidated Statements of Cash Flows. page F-17
3.	Please also tell us the guidance that you relied upon in reporting the purchases and sales of trading marketable securities on a net basis on a single line item instead of on a gross basis in accordance with the guidance of paragraphs 11-13 of SFAS 95.
          We relied upon paragraph 18 of SFAS No. 115 to present the cash flows related to trading marketable securities on a ‘net’ basis. While paragraph 18 of SFAS No. 115 requires a company to present cash flows from available-for-sale and held-to-maturity securities on a ‘gross’ basis, it does not require ‘gross’ presentation for trading securities. We believe that this is also consistent with paragraphs 11 to 13 of SFAS No. 95.
          Our securities portfolio at December 31, 2007 consisted of 31 different securities with a fair value of $24.1 million. The average ‘days to call’ at December 31, 2007 was 54 days. All securities were sold between January 1, 2008 and September 30, 2008, and were replaced by an investment in a money market fund that is backed by U.S. government securities. This money market fund investment is included in cash and cash equivalents at September 30, 2008.
          Since our marketable securities portfolio represented investments in securities where turnover is quick, the amounts are large, and the maturities are short, and since we are a drug development company and the only reason we own these securities is to fund our near term drug

Mr. Jim B. Rosenberg
January 22, 2009

development operations, we do not believe that presentation of gross cash flows from our securities portfolio is meaningful to a user of our financial statements. We elected to present these cash flows on a ‘net’ basis beginning in the first quarter of 2008, concurrent with our adoption of SFAS No. 159, which also allowed us to present these transactions as Investing activities on the Statement of Cash Flows. The effect of adopting SFAS No. 159 was disclosed in Note 1 under Notes to Condensed Consolidated Financial Statements for the Quarter Ended March 31, 2008.
* * * * * * * *
          As requested in your December 22, 2008 letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States
          Should you have any additional questions, please contact me by phone at (281) 719-3400, fax at (281) 719-3446 or e-mail at lploth@reprosrx.com. We will be pleased to provide any additional information that may be necessary.

Sincerely yours, REPROS THERAPEUTICS INC.
/s/ Louis Ploth, Jr.
Louis Ploth, Jr.
Vice President, Business Development and Chief Financial Officer